FILED BY PEET’S COFFEE & TEA, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: DIEDRICH COFFEE, INC.
COMMISSION FILE NO. 000-21203

Peet's Coffee & Tea Extends Exchange Offer for Acquisition of Diedrich Coffee

EMERYVILLE, Calif., March 1, 2010  -- Peet's Coffee & Tea, Inc. (NASDAQ: PEET) announced today that it has extended the expiration date of its exchange offer to acquire Diedrich Coffee, Inc. (NASDAQ: DDRX) for a combination of cash and stock valued at $26.00 per share. The exchange offer, which commenced on November 17, 2009, is now scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on Friday, April 2, 2010 unless extended. The exchange offer was previously scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on Monday, March 1, 2010.

Except for the extension of the exchange offer expiration date, all other terms and conditions of the offer remain unchanged. As of the close of business on Friday, February 26, 2010, approximately 15,621 shares of Diedrich common stock had been tendered into and not withdrawn from the offer.

Cooley Godward Kronish LLP is acting as Peet's legal advisor; Simpson Thacher & Bartlett LLP is acting as legal advisor on antitrust matters. Morgan Stanley and Jesse Capital Management are serving as financial advisors.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet's has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Diedrich stockholders are urged to read Peet's prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich's solicitation/recommendation statement, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC's web site at www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet's by mail to Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet's and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet's or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet's and Diedrich's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Transaction

Peet's will be, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the exchange offer. The directors and executive officers of Peet's and the directors and executive officers of Diedrich may be deemed to be participants in Peet's solicitation of Diedrich's stockholders to tender their shares into the exchange offer.

Stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet's and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet's Coffee & Tea, Inc.

Peet's Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet's offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet's is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet's Coffee & Tea, Inc. visit www.peets.com.

Sard Verbinnen & Co
Paul Kranhold/Diane Henry, 415-618-8750